Filed by First Trust Exchange-Traded Fund VIII (Commission File No. 333-292739)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: First Trust Senior Floating Rate Income Fund II
(Commission File No. 811-21539)
FCT → FFLX | Investor Call Script

Investors are advised to carefully consider the investment objectives, risks and charges and expenses of First Trust Flexible
Income ETF before investing. The Proxy Statement/Prospectus contains this, and other information about First Trust Flexible
Income ETF and is available on the Securities and Exchange Commissions website. The Proxy Statement/Prospectus should be read carefully before investing.

Investor Call Script

FCT → FFLX Reorganization

First Trust Senior Floating Rate Income Fund II → First Trust Flexible Income ETF

Source Document	N-14/A filed April 15, 2026 (Pre-Effective Amendment No. 1)
Target Fund (Closed-End)	First Trust Senior Floating Rate Income Fund II — NYSE: FCT
Acquiring Fund (ETF)	First Trust Flexible Income ETF — NYSE Arca: FFLX
Special Meeting	June 9, 2026 — 12:00 p.m. Central — Wheaton, IL
Expected Closing	Second or third quarter of 2026
Board Recommendation	Vote FOR (unanimous)

Jeff Margolin: Good day everyone.

My name is Jeff Margolin, and I am the Closed-end Fund Analyst at First Trust Portfolios. On behalf of everyone at First Trust, I want to thank you for taking time out of your day to listen to this call.

The purpose of this call is to learn about the shareholder vote related to the proposal to convert the First Trust Senior Floating Rate Income Fund II (FCT) into a newly formed exchange traded fund called the First Trust Flexible Income ETF.

In a moment, I will be turning the call over to Bill Housey. Bill is a Managing Director of Fixed Income and Senior Portfolio Manager at First Trust.

Before I turn the call over to Bill, I am going to read a brief disclaimer:

FCT → FFLX | Investor Call Script

Certain statements made during today’s call may not be historical facts and are referred to as “forward-looking statements” under the U.S. federal securities laws. Forward-looking statements are not historical facts but instead represent only First Trust Advisor’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside FTA’s control. Actual future results or occurrences may differ significantly from those expressed or implied in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “may,” “project,” “will,” “would” and similar expressions identify forward-looking statements, which generally are not historical in nature. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FTA and the Fund undertake no responsibility to update publicly or revise any forward-looking statements.

Now, I will turn the call over to Bill.

Bill Housey: Hello everyone, thank you for making time to join us today. Thank you, Jeff, for the introduction. We’re hosting this call today because there is a vote in front of you as a shareholder of First Trust Senior Floating Rate Income Fund II — ticker FCT — that meaningfully changes the structure of your investment. The Board of Trustees has unanimously approved and is recommending that shareholders vote FOR the conversion of FCT from a closed-end fund into an actively managed exchange-traded fund called the First Trust Flexible Income ETF, which will trade on NYSE Arca under the symbol FFLX. The shareholder meeting is scheduled for June 9, 2026, and closing is expected in the second or third quarter of 2026 if shareholders approve the reorganization at such meeting.

I want to walk you through why the Advisor, First Trust recommends this and what it means for you.

Before talking about the conversion itself, it's worth grounding the conversation in what FCT has actually delivered to shareholders.

FCT has had more than 22 years of continuous operation as a senior loan closed-end fund, through every meaningful credit cycle of the modern era — the 2008 financial crisis, the 2015–2016 energy credit downturn, the 2020 pandemic dislocation, and the 2022–2023 rate-hiking cycle. The fund survived all of it as a going concern.

Over ten years, FCT beat the Aggregate Index by more than four full percentage points per year — a meaningful margin, especially through one of the most punishing rate environments fixed income investors have ever experienced. And against the more apples-to-apples leveraged loan index, FCT was competitive across the cycle.

On the income side, the fund has paid a regular monthly distribution of $0.097 per share consistently from June 2023 through the date of the proxy. As of March 31, 2026, that translated to an annualized distribution rate of 11.76% on NAV and 12.07% on market price, or 6% and 6.17%, respectively excluding return of capital and adjusted to the March 2026 distribution rate.

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FCT → FFLX | Investor Call Script

So now to the central question: if the fund has performed, why convert? The Advisor and the Board considered this question and identified four concrete shareholder benefits.

First, was capturing the discount. As a closed-end fund, FCT trades on the NYSE at a market price that has been persistently below its NAV. The proxy specifically discloses that as of November 23, 2025, FCT was trading at a discount of negative 8.52%. Therefore, if one were to sell shares at such a discount, an investor would be doing so at a price not reflective of the net asset value.

ETFs do not have this problem. Through the Authorized Participant creation/redemption mechanism, ETF market prices stay tightly anchored to NAV. When FCT converts to FFLX, it is expected that the discount will mechanically collapse. The open-end ETF structure would allow shareholders of the Target Fund to exit their investment by selling their shares in the secondary market at or near FFLX's NAV, which would provide a meaningful one-time investment return represented by the trading discount. Or in plain English: because the discount has closed to approximately 0.70% as of May 12 in anticipation of the conversion, relative to the discount level for FCT prior to the announcement of the reorganization, the Fund has experienced an ~8% one-time uplift in realized value, delivered by the proposed change in structure and not by market timing.

Second, there would be a material reduction in fees. FCT's total annual expense ratio, including leverage costs, has been carrying significant weight on returns. As of March 31, 2026, that figure was 2.17% on net assets (1.83% on managed assets).

FFLX will charge a single unitary fee starting at 0.75% of average daily net assets, with breakpoints that step the fee down as fund assets grow.

Using the March 31, 2026 numbers, that is a reduction in total expense ratio of 142 basis points on net assets (108 basis points on managed assets).

Third, I want to be candid about a structural issue with FCT. As disclosed in our proxy, since June 2023, the $0.097 monthly distribution has averaged $0.066 of earned income and $0.031 of return of capital. That means roughly 32% of every distribution check has been a return of your own capital, not investment income. And so, the consistent return of capital is gradually shrinking the size of FCT and is therefore not sustainable for the long term, and would in turn increase FCT’s expense ratio as fund expenses would be spread over a smaller asset base.

Now, as it pertains to FFLX, First Trust's estimate, is that FFLX's distribution income — excluding return of capital — will be competitive with FCT's earned distribution amount inclusive of leverage. The mechanism: FFLX's lower expense ratio is expected to offset the loss of leverage-amplified income and utilize additional asset types given the flexible mandate of FFLX.

Finally, Daily portfolio transparency. ETF holdings are disclosed daily. With FCT, you get periodic disclosure. With FFLX, you can see what you own every trading day.

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FCT → FFLX | Investor Call Script

Now transitioning to what you are actually getting if you stay invested through the conversion. FFLX is not a senior-loan-only fund repackaged as an ETF. It is a meaningfully different vehicle, and you should understand the differences.

FFLX is A Broader, Multi-Sector Credit Mandate

FCT today invests at least 80% of its managed assets in senior secured floating-rate corporate loans, predominantly below investment grade. That is really a single-sleeve, single-asset-class strategy.

FFLX is a multi-sector credit fund. We believe it is a more robust all-weather credit income fund that can adjust allocations to different sectors of the market depending on the interest rate and/or economic environment, thereby allowing its income sources to be more diversified and more durable.

The investable universe includes, but isn’t limited to:

•                     Corporate debt securities (investment grade and below)

•                     bank loans

•                     Agency and non-agency residential and commercial mortgage-backed securities (RMBS/CMBS)

•                     Asset-backed securities and CLOs

•                     Preferred securities

•                     And Derivatives —

The First Trust Flexible Income Fund seeks to achieve its objective through an active, opportunistic, and relative value-driven approach that emphasizes tactical allocations across duration management, yield curve positioning, sector weighting, credit quality, and individual security selection.

Practically, this means the portfolio managers can, for example:

•                     Rotate from senior loans into corporate bonds when corporate bonds are pricing more attractively

•                     Add CLO or securitized credit exposure when those sectors offer better risk/reward

•                     Shift up the credit quality spectrum into investment grade defensively

•                     Add preferred securities to seek additional yield and structural seniority

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FCT → FFLX | Investor Call Script

•                   Manage duration tactically — with a typical target range of 2–5 years, and prospectus range 0–8 years; while FCT does not target any specific duration

This is a fundamentally different toolkit than a senior-loan fund.

FFLX is built to be repositioned across the credit cycle.

A critical structural change is that FFLX will not use financial leverage through borrowings. FCT does. This potentially means:

•                     Lower volatility — as leverage magnifies both gains and losses.

•                     No cost of leverage drag — as borrowing costs at the front end of the curve have been a meaningful expense item for FCT.

•            A lower headline distribution rate, but as discussed, expected to be competitive on an earned-income basis because of the offsetting lower fees.

In addition, you’ll have the same lead Portfolio Managers augmented with an even deeper investment team. Continuity matters here. From the existing FCT team, myself (Bill Housey), and Kevin Ziets, carry forward to FFLX. Joining as portfolio managers are Jeremiah Charles, Scott Skowronski, James Snyder, Owen Aronson, Todd Larson, and Buo Zhang from First Trust, plus Rob Wolf from Stonebridge Advisors, who specifically handles the preferred securities sleeve under a manager-of-managers structure. This is a deeper bench managing a broader mandate — appropriate for the broader strategy.

FCT trades on the NYSE. FFLX will trade on NYSE Arca. Distributions remain monthly, consistent with FCT's current practice. Capital gains will be distributed at least annually.

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In closing, FCT has been a successful fund. A 22-year operating history, 6%+ annualized returns over five and ten years, consistent monthly distributions, and an income profile that has experienced every credit cycle since 2004. However, prior to the conversion announcement, FCT traded at an 7.9% (Bloomberg) trading discount as of December 9th 2025, which meant that observed market prices of the shares were well below the value of the underlying portfolio; a 2.17% expense ratio is consuming returns; and a third of the monthly distribution is return of your own capital, gradually shrinking the asset base. As of May 12, 2026, the discount has closed to approximately 0.70% likely due to our conversion proposal and it could widen back out to prior levels if the structure of the fund does not change.

This Reorganization offers the potential for the benefits described during this call without abandoning a fixed income strategy. It captures the trading discount as a one-time investment return, drops the expense ratio by roughly 142 basis points, eliminates leverage-amplified returns, transitions you into a daily-transparent ETF structure, and broadens the mandate from a single-sleeve senior loan fund into a multi-sector, all-weather credit fund that will seek to adapt to changing rate and credit environments. The same lead portfolio managers carry the institutional knowledge forward but with a deeper bench of talent and wider mandate. The one-time conversion costs are expected to be recouped within approximately three to five months.

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FCT → FFLX | Investor Call Script

(Bill Housey transitions speaking back to Jeff Margolin for closing):

Jeff Margolin: Once again, I want to thank everyone for listening to this call

What we would ask is that you CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS SENT TO YOU AS IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSAL. THE PROXY STATEMENT/PROSPECTUS IS ALSO AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSIONS’ WEBSITE, www.sec.gov. The Board of FCT recommends a vote FOR the requested conversion and you may vote- by mail, by phone, by Internet, or in person at the meeting on June 9, 2026 in Wheaton, Illinois. If you have questions about voting, the proxy solicitor is EQ Fund Solutions LLC at (888) 628-1041, weekdays 9:00 a.m. to 10:00 p.m. Eastern. Please contact me, Jeff Margolin, with any questions about the proposal 1-800-621-1675.

Thank you.

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